Mail Stop 6010
      September 9, 2005


VIA U.S. MAIL AND FACSIMILE (646) 495-5412


Mr. Scott Schecter
Chief Financial Officer
Hydrogen Corporation
1801 Route 51 South
Jefferson Hills, PA 15025

      Re:	Hydrogen Corporation
		Form 10-KSB for the year ended March 31, 2005
      Filed June 17, 2005
		File No. 0-32065

Dear Mr. Schecter:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-QSB for the quarterly period ended June 30, 2005

Financial Statements of Hydrogen, L.L.C. for the six months ended
June 30, 2005

Note 4.  Convertible Notes and Capital Structure

1. Tell us how you determined the value of the membership units issued with the $2 million convertible debt. Additionally, tell us how you determined whether there was a beneficial conversion feature embedded in the convertible debt. Refer to EITF 98-5 and ETIF 00-27.

Note 5.  Subsequent Events

2. We note that in order to encourage conversion of your convertible notes you reduced the conversion rate from $222,222 per membership unit to $125,000 per membership unit. Tell us how you will account for the modification to the conversion terms as an inducement for the debt holder to convert. Refer to SFAS 84.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3616 if you have questions. In this regard, please do not hesitate to contact Brian Cascio at (202) 551-3676 with any other questions.


      Sincerely,



      Lynn Dicker
      Reviewing Accountant

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Mr. Schecter
Hydrogen Corporation
September 9, 2005
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